UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               eMagin Corporation
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                   29076N 10 7
                     --------------------------------------
                                 (CUSIP Number)


                                January 14, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]             Rule 13d-1(b)

           [X]             Rule 13d-1(c)

           [ ]             Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 pages

-----------------------------                     ------------------------------
CUSIP No. 29076N 10 7                13G                 Page 2 of 4 Pages
-----------------------------                     ------------------------------

------ -------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
                     Mortimer D. Sackler, M.D.
------ -------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP (See Instructions)
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
------ -------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
                     Austrian
----------------------------- ----- --------------------------------------------
         NUMBER OF             5      SOLE VOTING POWER
           SHARES                           911,854*
        BENEFICIALLY          ----- --------------------------------------------
          OWNED BY             6      SHARED VOTING POWER
            EACH                            -0-
         REPORTING            ----- --------------------------------------------
           PERSON              7      SOLE DISPOSITIVE POWER
           WITH:                            911,854*
                              ----- --------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,665,560**
------ -------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)
------ -------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   6.4%
------ -------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------------------------------------------------------------------------------

---------------------------
* Aggregate number of shares of the Issuer's Common Stock that the Reporting Person may receive upon the conversion of 9% Secured Convertible Notes (the "Notes"), dated November 27, 2001 and January 14, 2002, as amended, and upon exercise of Stock Purchase Warrants, dated November 27, 2001 and January 14, 2002, as amended. This figure does not include shares which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the Notes until such conversion.

** Includes shares beneficially owned indirectly through grantor trusts and holding companies.


                               Page 2 of 4 pages

Item 1.
(a)      Name of Issuer:     eMagin Corporation

(b)      Address of Issuer's Principal Executive Offices:
                    2070 Route 52
                    Hopewell Junction, New York  12533

Item 2.
(a)      Name of Person Filing:     Mortimer D. Sackler, M.D.

(b)      Address of Principal Business Office or, if none, Residence:
                    67 Chester Square
                    London SW1W 9DU, England

(c)      Citizenship:     Austrian

(d)      Title of Class of Securities:     Common Stock

(e)      CUSIP Number:     29076N 10 7

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
         Not applicable

Item 4.  Ownership
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:     1,665,560**

         (b)      Percent of Class:     6.4%

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote: 911,854*
                  (ii)   Shared power to vote or to direct the vote: -0-
                  (iii)  Sole power to dispose or to direct the disposition of:
                         911,854*
                  (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
         Not applicable

Item 8.  Identification and Classification of Members of the Group
         Not applicable

----------------------------
* Aggregate number of shares of the Issuer's Common Stock that the Reporting Person may receive upon the conversion of 9% Secured Convertible Notes (the "Notes"), dated November 27, 2001 and January 14, 2002, as amended, and upon exercise of Stock Purchase Warrants, dated November 27, 2001 and January 14, 2002, as amended. This figure does not include shares which may be issuable upon conversion of interest which may accrue from and after the date of issuance of the Notes until such conversion.

** Includes shares beneficially owned indirectly through grantor trusts and holding companies.


                               Page 3 of 4 pages

Item 9.  Notice of Dissolution of a Group
         Not applicable

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 24, 2002
                                       -----------------------------------------
                                                           Date


                                               /s/ Mortimer D. Sackler, M.D.
                                       -----------------------------------------
                                                         Signature


                                                 Mortimer D. Sackler, M.D.
                                       -----------------------------------------
                                                        Name/Title

















                               Page 4 of 4 pages